UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

CYBERONICS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

23251P102

(CUSIP Number)

Metropolitan Capital Advisors, Inc.

and

The Committee for Concerned Cyberonics, Inc. Shareholders

c/o Bedford Falls Investors, L.P.

660 Madison Avenue, 20th Floor

New York, NY 10021

(212) 486-8100

Copies to:

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This Amendment No. 2 relates to the Schedule 13D filed with the Securities and Exchange Commission on September 11, 2006, and as amended by Amendment No. 1 filed on September 28, 2006 by Metropolitan SPV, L.P., a Delaware limited partnership (“SPV”); Metropolitan SPV GP, L.L.C., a Delaware limited liability company (“SPV GP”); Bedford Falls Investors, L.P., a Delaware limited partnership (“Bedford”); Metropolitan Capital Advisors, L.P., a Delaware limited partnership (“MetCap”); Metropolitan Capital Advisors, Inc., a New York corporation (“MetCap GP”); Metropolitan Capital Partners II, L.P., a New York limited partnership (“Partners II”); KJ Advisors, Inc., a New York corporation (“Partners II GP”); Metropolitan Capital Advisors International Limited, a British Virgin Islands international business company (“MetCap International”); Metropolitan Capital Partners III, L.P., a Delaware limited partnership (“Partners III”); Metropolitan Capital III, Inc., a Delaware corporation (“Partners III GP”); Metropolitan Capital Advisors Select Fund, L.P., a Delaware limited partnership (“Select”); Metropolitan Capital Select, L.L.C., a Delaware limited liability company (“Select GP”) (each of the foregoing, collectively the “MetCap Entities”); Jeffrey E. Schwarz, a citizen of the United States of America (“Schwarz”); Karen Finerman, a citizen of the United States of America (“Finerman”); and The Committee for Concerned Cyberonics, Inc. Shareholders (the “Committee”), which is not a business entity and has no place of organization (Schwarz, Finerman, the Committee and the MetCap Entities, collectively the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Shares”), of Cyberonics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Cyberonics Blvd., Houston, Texas 77058.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On November 1, 2006, Bedford, on behalf of itself and the Reporting Persons, delivered a letter to the Issuer informing the Issuer of its intention to nominate Alfred J. Novak as its fourth candidate to stand for election, along with its three current nominees, to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2006 annual meeting of shareholders (the “2006 Annual Meeting”). Accordingly, the Committee’s four nominees to the Issuer’s Board are: Eric J. Nestler, the Lou and Ellen McGinley Distinguished Professor and Chairman of the Department of Psychiatry at the University of Texas Southwestern Medical Center in Dallas; Jeffrey E. Schwarz, Chief Executive Officer of MetCap GP, Partners II GP and Partners III GP; Arthur L. Rosenthal, Chief Executive Officer and Chairman of Labcoat, Ltd., a pharmaceutical company and Alfred J. Novak, Executive Director of OrbusNeich Medical Technology Company, Ltd., a privately held interventional cardiology company (the “Nominees”). The Reporting Persons delivered this notice in compliance with the provisions relating to “Other Meeting Date” (Section 2.5b) in the Issuer’s Bylaws because it is no longer possible for the 2006 Annual Meeting to be held within 30 days of the one year anniversary of last year’s annual meeting.

As a result of the Issuer’s failure to hold the 2006 Annual Meeting in a timely fashion, on November 1, 2006, the Reporting Persons filed an application with the Delaware Court of Chancery in accordance with the provisions of section 211 of the Delaware General Corporation Law requesting that the Court issue an order to compel the Issuer to hold the 2006 Annual Meeting and set the record date as of the date of the application.

Also on November 1, 2006, MetCap GP, on behalf of itself and the Committee, sent to the Board the following letter:

November 1, 2006

The Board of Directors

Cyberonics, Inc.

100 Cyberonics Boulevard

Houston, Texas 77058

Gentlemen:

On multiple occasions in the last two months, Metropolitan Capital Advisors, Inc. has asked you to tell us and the rest of the stockholders of Cyberonics Inc. when the 2006 Annual Meeting of Stockholders will be held. Despite the Company’s professed commitment to stockholder democracy and good corporate governance, no date has yet been set despite the explicit requirements of Delaware law to the contrary. We find this troubling, as we believe the opportunity for a company’s stockholders to elect directors is the most fundamental of all stockholder rights.

It appears to us that there can only be two possible explanations for the delay. The first possibility is that the Company is still not able to file its financial statements and thus is not permitted to distribute its proxy statement for the annual meeting under Federal Securities law. This would be deeply disturbing because it would represent a direct outgrowth of the Company’s ill-conceived 2004 option grant. The idea that the stockholders’ ability to select new leadership might be delayed for such a reason is necessarily disconcerting to those believing in the primacy of the stockholder franchise. Yet, the only other possibility that we see is that the Company is in no hurry to get its financial statements filed because it does not believe this is the most propitious time for the Board to seek both to elect its hand-picked slate of Directors and to oppose our efforts to elect new leadership. We hope this latter scenario is not the case.

In any event, in order to allow the stockholders to choose directors, those responsible for setting the Company on the path going forward, we have today filed an application in the Delaware Court of Chancery to require the Company to hold the 2006 Annual Meeting of Stockholders. We think that it is incumbent on you as fiduciaries not to oppose that application (which, we are advised by counsel, is consistent with past rulings of the Court). In this way, through the workings of the Delaware corporate law (Section 211), and as ordered by a Chancery Court judge, the Company will be able to hold its 2006 Annual Meeting, despite your continued inability to file financials.

As provided in the Advance Notice provisions of the Company’s Bylaws (Section 2.5), because it is no longer possible for the 2006 Annual Meeting of Stockholders to be held within 30 days of the one year anniversary of last year’s Annual Meeting, we believe the provisions relating to “Other Meeting Date” (Section 2.5b) are applicable. Therefore, we are today providing notice (under separate cover sent to the Company’s General Counsel) of our nomination of Mr. Alfred Novak as our fourth nominee to stand for election at Cyberonics’ 2006 Annual Meeting of Stockholders along with our three current nominees: Jeffrey E. Schwarz, Eric J. Nestler and Arthur L. Rosenthal. Our nominees, if elected, will constitute less than a majority of the current Board. We are taking this step as developments at the Company (which occurred subsequent to our nomination of three candidates for election to the Board in May) have reinforced our view that there is an urgent need for strong, independent voices in the Company’s Boardroom.

Respectfully yours, METROPOLITAN CAPITAL ADVISORS, INC.

/s/ Karen L. Finerman	/s/ Jeffrey E. Schwarz
Karen L. Finerman	Jeffrey E. Schwarz
President	Chief Executive Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 1, 2006

METROPOLITAN SPV, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	Managing Member of Metropolitan SPV GP, L.L.C., which is the general partner of Metropolitan SPV, L.P.

METROPOLITAN SPV GP, LLC

/s/ Karen Finerman
By:	Karen Finerman
Title:	Managing Member

BEDFORD FALLS INVESTORS, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc.,
which is the general partner of Metropolitan Capital Advisors, L.P., which is the general partner of Bedford Falls Investors, L.P.

METROPOLITAN CAPITAL ADVISORS, INC.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc.

METROPOLITAN CAPITAL ADVISORS, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc.,
which is the general partner of Metropolitan Capital Advisors, L.P.

KJ ADVISORS, INC.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS II, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of KJ Advisors, Inc.,
which is the general partner of Metropolitan Capital Partners II, L.P.

METROPOLITAN CAPITAL III, INC.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS III, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title: Chief Executive Officer of Metropolitan Capital III, Inc., which is the general partner of Metropolitan Capital Partners III, L.P.

METROPOLITAN CAPITAL ADVISORS SELECT FUND, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Managing Member of Metropolitan Capital Select, L.L.C., which is the general partner of Metropolitan Capital Advisors Select Fund, L.P.

METROPOLITAN CAPITAL SELECT, L.L.C.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Managing Member

METROPOLITAN CAPITAL ADVISORS INTERNATIONAL LIMITED

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of Metropolitan Capital III, Inc., which is the general partner of Metropolitan Capital Partners III, L.P., which is the investment manager of Metropolitan Capital Advisors International Limited

/s/ Jeffrey E. Schwarz

/s/ Karen Finerman
Karen Finerman